As filed with the Securities and Exchange Commission on September 21, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Peter M. Budko

Chief Executive Officer and Chairman

Business Development Corporation of America

405 Park Avenue, 14th Floor

New York, NY 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq. Lisa A. Morgan, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, N.W. Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	James A. Tanaka, Esq. General Counsel RCS Capital 405 Park Avenue, 14th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)

$29,683,606.68	$3,449.24

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 3,053,869 shares of common stock of Business Development Corporation of America at a price equal to $9.72 per share.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

  ☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,449.24
Form or Registration No.:	Schedule TO-1
Filing Party:	Business Development Corporation of America
Date Filed:	June 26, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO (the “Original Filing”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 26, 2015 by Business Development Corporation of America, an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940 and is incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 3,053,869 shares of its issued and outstanding common stock (the “Shares”) (which number represents approximately 2.5% of its weighted average number of shares of common stock outstanding for the calendar year ended December 31, 2014). Such offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated June 26, 2015, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 12:00 Midnight, Eastern Time, on July 31, 2015, and a total of approximately 533,527 Shares were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased all of the Shares validly tendered and not withdrawn at a price equal to $9.72 per Share (an amount equal to the Company’s net asset value per Share as of March 31, 2015) for an aggregate purchase price of approximately $5,185,879.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015	BUSINESS DEVELOPMENT
CORPORATION OF AMERICA

By: /s/ Peter M. Budko
Name: Peter M. Budko
Title: Chief Executive Officer and Chairman